SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 22, 2013	A-1

2.1	Announcement, dated April 24, 2013	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 25, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2013 reflected:

•	Operating revenue reached RMB134.7 billion, up by 5.7% over the same period of last year

•	EBITDA of RMB61.2 billion, up by 0.8% over the same period of last year

•	Profit attributable to equity shareholders of RMB27.9 billion, up by 0.3% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2013.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2013 to 31 March 2013	For the period from 1 January 2012 to 31 March 2012	Change
Operating Revenue (RMB)	134.700 billion	127.445 billion	5.7%
EBITDA (RMB)	61.213 billion	60.703 billion	0.8%
EBITDA Margin	45.4%	47.6%
Profit Attributable to Equity Shareholders (RMB)	27.879 billion	27.799 billion	0.3%
Margin of Profit Attributable to Equity Shareholders	20.7%	21.8%

Operating Data

	As at 31 March 2013/ For the period from 1 January 2013 to 31 March 2013	As at 31 December 2012/ For the period from 1 October 2012 to 31 December 2012
Total Customers	726.31 million	710.30 million
Net Additional Customers for the relevant reporting period	16.01 million	11.79 million
3G Customers	114.37 million	87.93 million
Net Additional 3G Customers for the relevant reporting period	26.44 million	12.34 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	63	71
Total Voice Usage for the relevant reporting period (minutes)	1,037.5 billion	1,070.3 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	488	503
Wireless Data Traffic for the relevant reporting period (MB) of which:	382.6 billion	413.2 billion
Mobile Data Traffic (MB)	103.4 billion	89.7 billion
WLAN Data Traffic (MB)	279.2 billion	323.5 billion
SMS Usage for the relevant reporting period (messages)	192.7 billion	182.6 billion

In the first quarter of 2013, faced with various difficulties and challenges arising from the increasing mobile penetration rate, unprecedentedly intense market competition and more apparent substitution of traditional communication business by new technologies and new businesses, the Group persisted with the mantra of “Customers are our priority, quality service is our principle”, focused on the improvement in quality and services, and strengthened innovation. With the outstanding management and the joint efforts of all the staff, the Group’s overall operating results maintained stable. The Group’s operating revenue of the first quarter of 2013 reached RMB134.7 billion, representing an increase of 5.7% compared to the same period of last year. EBITDA reached RMB61.2 billion, representing an increase of 0.8% compared to the same period of last year. Profit attributable to equity shareholders reached RMB27.9 billion, representing an increase of 0.3% compared to the same period of last year. Margin of profit attributable to equity shareholders was maintained at a relatively high level of 20.7%.

In the first quarter of 2013, the Group focused its efforts on the TD terminal sale and enhanced its marketing. With the continued consolidation of its customer base, the Group has maintained steady development momentum. The average monthly net additional customers for the first quarter exceeded 5.30 million and the Group’s total customers reached 726 million as at 31 March 2013. With the rapid growth of 3G customers, the number of 3G customers reached 114 million. As the number of low usage customers increased, the scenario of “one customer with multiple SIM cards” became more and more popular and the Group had continued to steadily promote tariff adjustment, ARPU continued to decline during the relevant reporting period. Despite the intensive challenges faced by the traditional business, in order to minimize the adverse impact on the operating revenue caused by the decline in the traditional businesses, the Group actively promoted its voice business and made efforts to develop potential growth in voice business. Total voice usage for the first quarter of 2013 increased by 3.9% compared to the same period of last year. In addition, the Group actively promoted the healthy development of its data business. The favourable growth of data business, particularly the wireless data traffic business, played an important role in maintaining steady growth of the Group’s operating revenue and the Group’s sustainable development. The wireless data traffic in the first quarter of 2013 increased by 1.6 times compared to the same period of last year. Key businesses, such as Mobile Mailbox, Mobile Reading and Mobile Video, have maintained a favourable growth momentum. The Group will continue to uphold its principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost-resource allocation in order to achieve a low-cost, highly efficient operation, consolidate and improve its core competitiveness, achieve a balanced relationship between its short-term operating results and its long-term development, and maintain a sound capability in creating value.

Facing both challenges and opportunities, the Group will leverage its existing advantages and core competitiveness in order to promote strategic transformation, innovation development, and strengthen relationships with existing customers, data traffic operation and development of corporate informationalization. The Group will make efforts in maintaining its stable business development and leading position in the industry in terms of operating results and thereby, continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 22 April 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 23 August 2012 (the “Transaction Announcement”) in relation to the Share Subscription Agreement and the Strategic Cooperation Agreement entered into between China Mobile Communication Company Limited (“CMC”), a wholly-owned subsidiary of the Company, and ANHUI USTC IFLYTEK Co. Ltd (“Anhui USTC”) and the Shareholders’ Agreement entered into between CMC and the Controlling Shareholders of Anhui USTC. Unless otherwise specified, capitalized terms in this announcement have the same meaning as defined in the Transaction Announcement.

The board of directors of the Company is pleased to announce that all necessary approvals from the relevant regulatory authorities required under the Share Subscription Agreement have been obtained, and all conditions precedent to completion have been satisfied. On 24 April 2013, completion of CMC’s subscription from Anhui USTC of 70,273,935 ordinary shares of Anhui USTC representing 15% of the total issued and outstanding shares of Anhui USTC has taken place in accordance with the terms of the Share Subscription Agreement, and CMC has been registered as a shareholder of Anhui USTC. The Strategic Cooperation Agreement and the Shareholders’ Agreement have come into full effect in accordance with their respective terms.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 24 April 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

B-1